Exhibit 99.1
Yingli Green Energy Reports Second Quarter 2010 Results
Gross Margin Reached Historical High of 33.5%
13.7% and 5.6% Increase in GAAP and Non-GAAP Diluted EPS Quarter over Quarter
Company Reaffirmed Shipment Guidance and Raised Gross Margin Guidance for Full Year 2010
BAODING, China, August 19, 2010 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which markets its products under the brand “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter ended June 30, 2010.
Second Quarter 2010 Consolidated Financial Highlights
•	Total net revenues were RMB 2,699.6 million (US$398.1 million).

•	Gross profit was RMB 905.1 million (US$133.5 million), representing a gross margin of 33.5%.

•	Operating income was RMB 565.4 million (US$83.4 million), representing an operating margin of 20.9%.

•	Net income[1] was RMB 217.8 million (US$32.1 million) and diluted earnings per ordinary share and per American depositary share (“ADS”) was RMB 1.41 (US$0.21).

•	On an adjusted non-GAAP[2] basis, net income was RMB 261.0 million (US$38.5 million) and diluted earnings per ordinary share and per ADS was RMB 1.69 (US$0.25).
“The past few months have been very exciting for us in many ways,” said Mr. Liansheng Miao, Chairman and CEO of Yingli Green Energy. “In the second quarter of 2010, we achieved a mid teen percent sequential increase in PV module shipment volume and realized a record high gross margin of 33.5%.”
“In addition to delivering solid operational results, the Company also reached important milestones on many other fronts. In terms of marketing, our 2010 FIFA World Cup sponsorship has made a huge splash. As the market for distributed electricity generation is expanding in many major solar markets, the power to influence and decide the solar industry’s future is rapidly vesting to the general public. We believe our groundbreaking 2010 FIFA World Cup sponsorship project, accompanied by a series of marketing initiatives, has effectively boosted our brand recognition both within and outside of the conventional solar community, which is expected to greatly enhance our competitive advantages in

1	For convenience purposes, all references to “net income (loss)” in this press release, unless otherwise specified, represent “net income (loss) attributable to Yingli Green Energy” for all periods presented.

2	All non-GAAP measures exclude share-based compensation, the non-cash interest expenses, the non-cash loss due to the changes in the fair value of the embedded derivative liability, loss on debt extinguishment, and the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

this new era. Furthermore, supported by our reliable products and services, we expect to enjoy a pricing premium and receive stronger demand as a result of our ever-increasing brand equity.”
Mr. Miao continued, “On the research and technology front, we have commenced initial production of 300 MW PANDA high efficiency solar cells in July 2010, merely thirteen months from conceptualizing the project. In parallel, we have successfully enhanced PANDA cell conversion efficiency rate to 19% on the pilot line, and have kicked off collaboration with Innovalight to boost the average efficiency of our multicrystalline silicon based solar cells. All these efforts demonstrate our aspiration to technological advancement and our commitment to bringing the benefits of cutting-edge technologies to our valued customers.”
“I’m also excited to report another significant operating milestone. Fine Silicon, our polysilicon manufacturing facility with a designed annual production capacity of 3,000 metric tons, has successfully commenced commercial operation since earlier this month. We expect this achievement to further strengthen our leadership as one of the world’s largest vertically integrated PV manufacturers.”
“Last but not least, we are encouraged by our accomplishments in markets around the globe. In Europe, we are fully stretched to satisfy our existing customer base and to continue to attract new customers in high growth emerging markets such as France, Italy, Czech Republic, Greece and the United Kingdom. In North America, our sales network has expanded into 18 states in the U.S., as well as Canada and the Caribbean, and we have become the leading supplier of PV modules in New Jersey and California. We have also been making progress in the rooftop and ground mounted segments and were recently selected for a number of high profile projects on both the West and the East Coasts. In China, we are enhancing our strategic cooperative relationships with utility companies in various concession bidding projects in order to further expand our footprints.”
“For all the reasons stated above, we are confident in our prospects for a strong second half of the year.” Mr. Miao concluded.
Second Quarter 2010 Financial Results
Total Net Revenues
Total net revenues were RMB 2,699.6 million (US$398.1 million) in the second quarter of 2010, an increase of 10.2% from RMB 2,449.9 million in the first quarter of 2010 and 80.1% from RMB1,498.9 million in the second quarter of 2009. The increase in total net revenues was primarily due to the mid teen growth rate in PV module shipment volume quarter over quarter, partially offset by the depreciation of the euro against the Renminbi.
Gross Profit and Gross Margin3
Gross profit in the second quarter of 2010 was RMB 905.1 million (US$133.5 million), an increase of 11.0% from RMB 815.4 million in the first quarter of 2010 and 205.4% from RMB 296.3 million in

[3]	The Company’s previously reported unaudited second quarter 2009 financial results have been revised to reflect a reclassification of warranty and shipping cost of RMB 22.5 million from cost of revenues to selling expenses in order to better reflect the nature of these expenses and to increase the comparability of information with the Company’s peers.

the second quarter of 2009. Gross margin was 33.5% in the second quarter of 2010, compared to 33.3% in the first quarter of 2010 and 19.8% in the second quarter of 2009. The increase in gross margin was primarily due to the better than expected average selling price and continuous decline in the blended cost of polysilicon, decreasing polysilicon usage per watt and continuous reduction in non-polysilicon cost.
Operating Expenses3
Operating expenses in the second quarter of 2010 were RMB 339.7 million (US$50.1 million), compared to RMB 279.5 million in the first quarter of 2010 and RMB 189.5 million in the second quarter of 2009. The increase in operating expenses this quarter was primarily attributable to higher selling expenses relating to the 2010 FIFA World Cup sponsorship, as well as increasing research and development expenses in connection with the progress of a series of research and development initiatives, including second generation PANDA cells and collaboration with Innovalight. Operating expenses as a percentage of total net revenues were 12.6% in the second quarter of 2010, compared to 11.4% in the first quarter of 2010 and 12.6% in the second quarter of 2009.
Operating Income and Margin
Operating income in the second quarter of 2010 was RMB 565.4 million (US$83.4 million), compared to RMB 535.9 million in the first quarter of 2010 and RMB 106.8 million in the second quarter of 2009.
Operating margin was 20.9% in the second quarter of 2010, compared to 21.9% in the first quarter of 2010 and 7.1% in the second quarter of 2009.
Interest Expense
Interest expense was RMB 73.0 million (US$10.8 million) in the second quarter of 2010, compared to RMB 91.2 million in the first quarter of 2010 and RMB 115.9 million in the second quarter of 2009. The decrease in interest expense was primarily attributable to the Company’s efforts to control funding costs and increased capitalization rate of such interest expense.
After excluding non-cash interest expense items, interest expense was RMB 57.7 million (US$8.5 million) in the second quarter of 2010, compared to RMB 63.4 million in the first quarter of 2010 and RMB 79.1 million in the second quarter of 2009. Excluding non-cash interest expenses, the weighted average interest rate for debt outstanding in the second quarter of 2010 was 6.7%, an increase from 6.43% in the first quarter of 2010.
Foreign Currency Exchange Loss (Gain)
Foreign currency exchange loss was RMB 158.6 million (US$23.4 million) in the second quarter of 2010, compared to a foreign currency exchange loss of RMB 169.1 million in the first quarter of 2010 and a foreign currency exchange gain of RMB 108.7 million in the second quarter of 2009. The foreign currency exchange loss in this quarter was primarily due to the depreciation of the euro against the Renminbi, partially offset by the Company’s hedging program.

Income Tax Expense
Income tax expense was RMB 65.9 million (US$9.7 million) in the second quarter of 2010, compared to RMB 39.5 million in the first quarter of 2010 and RMB 16.0 million in the second quarter of 2009. The increase in income tax expense was primarily due to the net operating income generated by Tianwei Yingli and Yingli Energy (China) Company Limited this quarter.
Net Income (Loss)
Net income was RMB 217.8 million (US$32.1 million) in the second quarter of 2010, compared to a net income of RMB 190.9 million in the first quarter of 2010 and a net loss of RMB 393.7 million in the second quarter of 2009. Diluted earnings per ordinary share and per ADS was RMB 1.41 (US$0.21) in the second quarter of 2010, compared to diluted earnings per ordinary share and per ADS of RMB 1.24 in the first quarter of 2010 and diluted loss per ordinary share and per ADS of RMB 3.03 in the second quarter of 2009.
On an adjusted non-GAAP basis, net income was RMB 261.0 million (US$38.5 million) in the second quarter of 2010, compared to a net income of RMB 246.8 million in the first quarter of 2010 and a net income of RMB 119.8 million in the second quarter of 2009. Adjusted non-GAAP diluted earnings per ordinary share and per ADS were RMB 1.69 (US$0.25) in the second quarter of 2010, compared to a non-GAAP diluted earnings per ordinary share and per ADS of RMB 1.60 in the first quarter of 2010 and a non-GAAP diluted earnings per ordinary share and per ADS of RMB 0.91 in the second quarter of 2009.
Also on an adjusted non-GAAP basis, further excluding the foreign currency exchange loss (gain), net income was RMB 419.6 million (US$61.9 million) in the second quarter of 2010, compared to a net income of RMB 415.9 million in the first quarter of 2010 and a net income of RMB 11.1 million in the second quarter of 2009. Adjusted non-GAAP diluted earnings per ordinary share and per ADS excluding foreign exchange loss were RMB 2.72 (US$0.40) in the second quarter of 2010, compared to a non-GAAP diluted earnings per ordinary share and per ADS excluding foreign exchange loss of RMB 2.70 in the first quarter of 2010 and a non-GAAP diluted earnings per ordinary share and per ADS excluding foreign exchange gain of RMB 0.09 in the second quarter of 2009.
Balance Sheet Analysis
As of June 30, 2010, Yingli Green Energy had RMB 4,079.4 million (US$601.5 million) in cash, restricted cash and long-term restricted cash, compared to RMB 4,355.6 million as of March 31, 2010. Working capital (current assets less current liabilities) was RMB 610.0 million (US$89.9 million) as of June 30, 2010, compared to RMB 661.2 million as of March 31, 2010.
As of the date of this press release, the Company had approximately RMB 12,326 million in authorized lines of credit, of which RMB 5,426 million had not been utilized.
Business Outlook for Full Year 2010
Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company reaffirms its PV module shipment target to be in the estimated range of 950 MW to 1 GW for fiscal year 2010, which represents an increase of 80.8% to 90.4% compared to fiscal year 2009.

In addition, based on the strong gross margin performance in the first half of 2010, the estimated ramp up cost of Fine Silicon, the 400 MW new capacities put into initial operation in July 2010, the expected average selling price of PV modules and forecasted exchange rates of the euro and U.S. dollar against the Renminbi, the Company raises its gross margin target to the estimated range of 28% to 30% from the previous estimated range of 27% to 29% for fiscal year 2010.
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted net income (loss) and adjusted diluted earnings (loss) per ordinary share and per ADS, each of which is adjusted to exclude items related to share-based compensation, the non-cash interest expense, the non-cash loss due to the changes in the fair value of the embedded derivative liability, loss on debt extinguishment, and the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.
Currency Conversion
Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.7815 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of June 30, 2010. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.
Conference Call
Yingli Green Energy will host a conference call and live webcast to discuss the results on August 19, 2010 at 8:00 AM Eastern Daylight Time (EDT), which corresponds to same day 8:00 PM Beijing/Hong Kong time.
The dial-in details for the live conference call are as follows:

—	U.S. Toll Free Number: +1-866-356-3095

—	International dial-in number: +1-617-597-5391

—	Passcode: 84476852#
A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at http://www.yinglisolar.com . A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.
A replay of the conference call will be available until September 2, 2010 by dialing:
—	U.S. Toll Free Number: +1-888-286-8010

—	International dial-in number: +1-617-801-6888

—	Passcode: 29288987#
About Yingli Green Energy
Yingli Green Energy Holding Company Limited (NYSE: YGE), which holds the brand “Yingli Solar”, is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. Currently, Yingli Green Energy maintains a balanced production capacity of over 600 MW per year. Two capacity expansion projects of 300 MW and 100 MW located in Baoding and Hainan, respectively, have both started initial production in early July 2010, and are expected to bring Yingli Green Energy’s total capacity to 1 GW by the end of the third quarter of 2010. In addition, Yingli Green Energy’s in-house polysilicon plant, Fine Silicon, which has a designed annual production capacity of 3,000 metric tons, has successfully started commercial operation in early August 2010. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 7,000 employees and more than 10 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit http://www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause

Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward- looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
Email: ir@yinglisolar.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of
	December 31,
	2009	As of June 30, 2010
	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	3,463,278	3,911,616	576,807
Accounts receivable, net	1,827,490	1,438,975	212,191
Inventories	1,665,021	1,868,115	275,472
Prepayments to suppliers	329,457	439,740	64,844
Prepaid expenses and other current assets	671,229	889,641	131,187

Total current assets	7,956,475	8,548,087	1,260,501

Long-term prepayments to suppliers	678,311	531,840	78,425
Property, plant and equipment, net	6,573,851	8,716,685	1,285,362
Land use rights	354,560	362,598	53,469
Goodwill and intangible assets, net	481,492	457,131	67,409
Restricted cash, excluding current portion	167,774	167,774	24,740
Other assets	44,642	60,594	8,935

Total assets	16,257,105	18,844,709	2,778,841

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank borrowings	3,501,027	4,061,518	598,912
Convertible senior notes	1,291,843	1,324,341	195,287
Accounts payable	1,852,216	2,124,916	313,340
Other current liabilities and accrued expenses	294,302	427,354	63,018

Total current liabilities	6,939,388	7,938,129	1,170,557

Senior secured convertible notes	100,139	165,878	24,461
Long-term bank borrowings, excluding current portion	752,809	1,501,067	221,347
Other liabilities	278,910	402,686	59,380

Total liabilities	8,071,246	10,007,760	1,475,745

Shareholders’ equity:
Ordinary shares	11,363	11,437	1,687
Additional paid-in capital	6,130,890	6,165,245	909,127
Accumulated other comprehensive income	12,784	35,809	5,280
Retained earnings	480,037	888,717	131,050

Total equity attributable to Yingli Green Energy	6,635,074	7,101,208	1,047,144

Noncontrolling interests	1,550,785	1,735,741	255,952

Total shareholders’ equity	8,185,859	8,836,949	1,303,096

Total liabilities and shareholders’ equity	16,257,105	18,844,709	2,778,841

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	June 30,	March 31,
	2009	2010	June 30, 2010
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	1,460,715	2,411,894	2,655,926	391,643
Sales of PV systems	32,813	20,709	5,704	841
Other revenues	5,374	17,324	37,991	5,602

Total net revenues	1,498,902	2,449,927	2,699,621	398,086
Cost of revenues:
Cost of PV modules sales	(1,170,870)	(1,598,405)	(1,752,976)	(258,494)
Cost of PV systems sales	(26,626)	(18,436)	(7,290)	(1,075)
Cost of other revenues	(5,089)	(17,643)	(34,295)	(5,057)

Total cost of revenues	(1,202,585)	(1,634,484)	(1,794,561)	(264,626)

Gross profit	296,317	815,443	905,060	133,460
Selling expenses	(62,156)	(156,366)	(202,518)	(29,863)
General and administrative expenses	(81,233)	(106,934)	(98,297)	(14,495)
Research and development expenses	(46,130)	(16,216)	(38,846)	(5,728)

Total operating expenses	(189,519)	(279,516)	(339,661)	(50,086)

Income from operations	106,798	535,927	565,399	83,374
Other income (expense):
Interest expense	(115,923)	(91,174)	(73,027)	(10,769)
Interest income	830	3,295	5,173	763
Foreign currency exchange gains (losses)	108,710	(169,062)	(158,607)	(23,388)
Loss on debt extinguishment	(244,745)	—	—	—
Loss on derivative liabilities	(204,246)	—	—	—
Other income	836	3,543	3,717	548

Earnings (loss) before income taxes	(347,740)	282,529	342,655	50,528
Income tax expense	(15,998)	(39,467)	(65,905)	(9,718)

Net income (loss)	(363,738)	243,062	276,750	40,810
Less: Earnings attributable to the noncontrolling interests	(29,943)	(52,184)	(58,948)	(8,693)

Net income (loss) attributable to Yingli Green Energy	(393,681)	190,878	217,802	32,117

Weighted average shares and ADSs outstanding
Basic	130,044,300	148,992,178	149,427,769	149,427,769
Diluted	130,044,300	154,060,104	154,164,790	154,164,790

Earnings (loss) per share and per ADS
Basic	(3.03)	1.28	1.46	0.21
Diluted	(3.03)	1.24	1.41	0.21

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	June 30,	March 31,
	2009	2010	June 30, 2010
	RMB	RMB	RMB	US$
Non-GAAP income	119,794	246,792	261,023	38,490
Share-based compensation	(14,721)	(16,052)	(15,761)	(2,324)
Amortization of intangible assets	(12,971)	(12,111)	(12,111)	(1,786)
Loss on embedded derivative liability	(204,246)	—	—	—
Loss on debt extinguishment	(244,745)	—	—	—
Non-cash interest expenses	(36,792)	(27,751)	(15,349)	(2,263)

Net income (loss) attributable to Yingli Green Energy	(393,681)	190,878	217,802	32,117

Non-GAAP diluted earnings per share and per ADS	0.91	1.60	1.69	0.25
Diluted earnings (loss) per share and per ADS	(3.03)	1.24	1.41	0.21